Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

May 5, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Investcorp India Acquisition Corp

Registration Statement on Form S-1

Filed on April 29, 2022, as amended

File No. 333-257090

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Investcorp India Acquisition Corp that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. New York time on May 9, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that it intends to distribute approximately 1000 copies of the Preliminary Prospectus dated April 29, 2022 to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours, Credit Suisse Securities (USA) LLC

By:	/s/ Ryan Kelley
Name: Ryan Kelley
Title: Director

As representative of the several underwriters

[Signature Page to UW Acceleration Request Letter]